UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

PACER INTERNATIONAL, INC.

(Name of issuer)

Common Stock

(Title of class of securities)

69373H106

(CUSIP number)

December 31, 2011

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 69373H106

(1)	Names of reporting persons Hourglass Capital, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☑
(3)	SEC use only
(4)	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 1,366,610
(6) Shared voting power 0
(7) Sole dispositive power 1,366,610
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 1,366,610
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 3.9%
(12)	Type of reporting person (see instructions) OO/IA

SCHEDULE 13G

CUSIP No. 69373H106

(1)	Names of reporting persons Hourglass Master Fund, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☑
(3)	SEC use only
(4)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 1,000,000
(6) Shared voting power 0
(7) Sole dispositive power 1,000,000
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 1,000,000
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 2.9%
(12)	Type of reporting person (see instructions) PN

SCHEDULE 13G

CUSIP No. 69373H106

(1)	Names of reporting persons Kenneth A. Moffet
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☑
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 1,366,610
(6) Shared voting power 0
(7) Sole dispositive power 1,366,610
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 1,366,610
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 3.9%
(12)	Type of reporting person (see instructions) IN

SCHEDULE 13G

CUSIP No. 69373H106

(1)	Names of reporting persons John H. Moffet
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☑
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 1,366,610
(6) Shared voting power 0
(7) Sole dispositive power 1,366,610
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 1,366,610
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 3.9%
(12)	Type of reporting person (see instructions) IN

SCHEDULE 13G

CUSIP No. 69373H106

(1)	Names of reporting persons Andrew T. Anton
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☑
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 1,366,610
(6) Shared voting power 0
(7) Sole dispositive power 1,366,610
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 1,366,610
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 3.9%
(12)	Type of reporting person (see instructions) IN

Item 1.

(a)	Name of Issuer

Pacer International, Inc.

(b)	Address of Issuer’s Principal Executive Offices

6805 Perimeter Drive, Dublin, OH 43016

Item 2.

(a)	Name of Person Filing

This statement is jointly filed by and on behalf of each of Hourglass Capital, LLC, Hourglass Master Fund, L.P., Kenneth A. Moffet, John H. Moffet and Andrew T. Anton. Hourglass Master Fund and other advisory clients are the record and direct beneficial owners of the securities covered by this statement. Hourglass Capital serves as an investment adviser and/or control person of, and may be deemed to beneficially own securities owned by, Hourglass Master Fund and other advisory clients. Messrs. Kenneth A. Moffet, John H. Moffet and Andrew T. Anton are the managing members of, and may be deeemed to beneficially own securities owned by, Hourglass Capital.

Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.

(b)	Address of Principal Business Office or, if none, Residence

The address of the principal business office of each reporting person is 4409 Montrose Boulevard, Suite 100, Houston, Texas 77006.

(c)	Citizenship

See Item 4 on the cover page(s) hereto.

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

69373H106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

(a) ☐	A Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b) ☐	A Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐	An insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐	An investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☑	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d- 1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h) ☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k) ☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership.

(a)	Amount beneficially owned: See Item 9 on the cover page(s) hereto.

(b)	Percent of class: See Item 11 on the cover page(s) hereto.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Item 5 on the cover page(s) hereto.

(ii)	Shared power to vote or to direct the vote: See Item 6 on the cover page(s) hereto.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 on the cover page(s) hereto.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 on the cover page(s) hereto.

Item 5.	Ownership of 5% or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this statement.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 13, 2012	Hourglass Capital, LLC

	By:	/s/ Kenneth A. Moffet
	Name:	Kenneth A. Moffet
	Title:	Managing Member

Date: January 13, 2012	Hourglas Master Fund, L.P.

	By:	Hourglass Capital, LLC
	Its:	Managing General Partner

	By:	/s/ Kenneth A. Moffet
	Name:	Kenneth A. Moffet
	Title:	Managing Member

Date: January 13, 2012	Kenneth A. Moffet

	By:	/s/ Kenneth A. Moffet
	Name:	Kenneth A. Moffet

Date: January 13, 2012	John H. Moffet

	By:	/s/ John H. Moffet
	Name:	John H. Moffet

Date: January 13, 2012	Andrew T. Anton

	By:	/s/ Andrew T. Anton
	Name:	Andrew T. Anton

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement (incorporated herein by reference to Exhibit 99.1 to the Schedule 13G filed with the Securities and Exchange Commission by the reporting persons on February 11, 2011)